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DRAFT: May 5, 2005

[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

May 5, 2005

VIA FEDERAL EXPRESS AND EDGAR

    Re:
    New Skies Satellites Holdings Ltd.
    Amendment No. 4 to the Registration Statement on Form S-1
    File No.: 333-122322

Larry Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Spirgel:

        On behalf of New Skies Satellites Holdings Ltd. (the "Company"), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated May 4, 2005 (the "comment letter") relating to the above-referenced Amendment No. 4 to the Registration Statement on Form S-1 filed on May 3, 2005 (the "Registration Statement"). We have revised the Registration Statement in response to the Staff's comments and are filing concurrently with this letter Amendment No. 5 to the Registration Statement ("Amendment No. 5"), which reflects these revisions and updates a limited amount of other information.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 5.

Securities and Exchange Commission
May 5, 2005

Risk Factors, page 17

  The loss of customers, particularly our large customers, may reduce..., page 28

1.
We note your revisions in management's discussion and analysis on page 74, and elsewhere, of the amount of your contracted backlog that relates to non-cancelable obligations, from 93% to 8%. Please revise this risk factor to address that a significantly larger percentage of your contracted backlog relates to cancelable obligations. Please also tell us in your response letter how this revised percentage affects your disclosure in the assumptions and considerations section beginning on page 47, particularly since you state in the first bulleted point on that page that a "substantial" portion of your contracted backlog relates to non-cancelable agreements and that this was one consideration you had in determining your dividend policy.

  The Company supplementally notes that it erroneously changed the amount of its contracted backlog that relates to non-cancelable obligations from 93% to 8%. The Company has revised the disclosure on pages 74, 98 and 105 in response to the Staff's comment.

March 31, 2005 Consolidated Balance Sheet, page F-3

2.
We note on page F-26 that the $30 million placed in escrow will be included as part of the satellite performance incentives to be paid over the contractual design life. In light of this disclosure and management's projection that NSS-8 will be available to enter commercial service in mid-2006, we do not understand your basis in GAAP for reporting the restricted cash as a current asset in the balance sheet. Please reclassify the $30 million, or advise us in your response letter. Refer to the guidance in paragraph 6 of ARB 43, Chapter 3A.

  The Company has adjusted the disclosure on pages 59 and F-3 in response to the Staff's comment.

Note 14. Subsequent Events, page F-26

3.
We note that you continue to refer to an independent valuation for your calculation of non-cash stock based compensation expense. While you are not required to make reference to this independent valuation, when you do, you should include the consent of the expert in your Form S-1. Please revise to comply.

  The Company has removed the reference to the independent advisor on page F-26 in response to the Staff's comment.

*                        *                         *

Securities and Exchange Commission
May 5, 2005

        We acknowledge your references to Rules 460 and 461 regarding requesting acceleration of a registration statement and will endeavor to provide for adequate time after the filing of any amendment for further review before submitting a request for acceleration.

        Please call me (212-455-3080) or Bret Ganis (212-455-2411) of my firm if you wish to discuss our responses to the comment letter.

Sincerely,

Risë B. Norman

As filed with the Securities and Exchange Commission on May 5, 2005

Registration No. 333-122322

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 5 TO

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NEW SKIES SATELLITES HOLDINGS LTD.
(Exact name of Registrant as specified in its charter)

Bermuda	4899	98-0439657
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda
(441) 295-1433

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, NY 10011
(212) 894-8400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Risë B. Norman, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	John A. Tripodoro, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED(1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE PER SHARE	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(2)	AMOUNT OF REGISTRATION FEE(3)

Common Stock, par value $0.01 per share	13,685,000 shares	$20.00	$350,000,000	$41,195

(1)
Includes shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act.

(3)
Previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

New Skies Satellites Holdings Ltd.
Unaudited Pro Forma Condensed Consolidated Balance Sheet

	As of March 31, 2005
	New Skies Investments S.a.r.l. Historical	Reorganization and Other Adjustments		New Skies Satellites Holdings Ltd. Pro Forma	Offering Adjustments		New Skies Satellites Holdings Ltd. Pro Forma as Adjusted
	(In millions)
Assets
Current assets
Cash and cash equivalents	$36.7	$—		$36.7	$—		$36.7
Trade receivables	37.8	—		37.8	—		37.8
Prepaid expenses and other assets	12.4	—		12.4	—		12.4

Total Current Assets	86.9	—		86.9	—		86.9

Communications, plant and other property	706.9	—		706.9	—		706.9
Deferred tax asset	16.5	—		16.5	2.3	(c)	18.8
Debt issuance costs and other assets	27.6	—		27.6	(5.3	)(d)	22.3
Restricted cash	30.0	—		30.0	—		30.0

TOTAL ASSETS	$867.9	$—		$867.9	$(3.0)		$864.9

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$27.3	$—		$27.3	$—		$27.3
Accrued interest	13.0	—		13.0	—		13.0
Income taxes payable	19.3	—		19.3	—		19.3
Deferred tax liabilities	10.0	—		10.0	(1.8	)(d)	8.2
Deferred revenues and other liabilities	21.8	—		21.8	—		21.8
Satellite performance incentives	5.8	—		5.8	—		5.8

Total current liabilities	97.2	—		97.2	(1.8)		95.4

Deferred revenues and other liabilities	8.5	—		8.5	—		8.5
Satellite performance incentives	29.4	—		29.4	—		29.4
Term loan facility	371.2	—		371.2	(131.2	)(d)	240.0
Fixed and floating rate notes	285.0	—		285.0	—		285.0
Preferred equity certificates, subject to mandatory redemption	84.5	(84.5	)(a)	—	—		—

Total liabilities	875.8	(84.5)		791.3	(133.0)		658.3

Shareholders' equity (deficiency)
Ordinary shares	1.6	(1.4	)(a)(b)	0.2	0.1	(c)	0.3
Additional paid in capital	3.5	85.9	(a)(b)	89.4	208.3	(c)	297.7
Accumulated deficit	(13.6)	—		(13.6)	(78.4	)(c)(d)	(92.0)
Accumulated other comprehensive income	0.6	—		0.6	—		0.6

Total shareholders' equity (deficiency)	(7.9)	84.5		76.6	130.0		206.6

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$867.9	$—		$867.9	$(3.0)		$864.9

(a)
Reflects the reclassification to shareholders' equity of the preferred equity certificates as a result of the contribution by the investment funds of the preferred equity certificates to the Issuer in the Reorganization.

59

        In-orbit insurance represents the cost to insure the unamortized cost of our satellites. While we continue to periodically review our insurance coverage arrangements, including the possibility of self-insuring certain of our risks, to date we have elected to insure the entire net book value of our satellites, with the exception of performance incentives, as these are payable only to the extent that the satellite continues to operate successfully. While in recent years the trend has been for insurance premiums to rise, the annual reduction in insurable values as a consequence of the lower net book values of our satellites has caused overall premiums charged to remain constant, or even decrease, year-on-year. Our in-orbit insurance costs do rise, however, when a new satellite is launched and enters the in-orbit insurance program (other than NSS-8, whose net book value will be insured through a third-party contractual arrangement rather than through traditional insurance, although we may still choose to purchase supplemental insurance if we deem this coverage to be less comprehensive than our existing policies).

        We fully monitor and operate all of our satellites using our own tracking, telemetry and control facilities.

        We believe that we have achieved a critical mass with respect to our operations and staff, with the result that we do not anticipate significant increases in our operating expenses in the near term, except for the impact of any adverse change in the insurance markets on premiums paid for in-orbit insurance for our existing fleet, and additional third-party costs we incur to provide incremental bundled services to our customers. We consider the balance of our operations and sales infrastructure cost to represent a largely fixed cost.

        We are constructing one additional satellite, NSS-8, which we currently project will enter commercial service in mid-2006. This new satellite will further increase depreciation charges assuming it is successfully launched and placed into commercial service. If and when we add new satellites to our fleet, we will also incur additional costs for depreciation and any launch insurance and in-orbit insurance that we procure.

        While the ongoing business remains substantially unchanged, the Transactions, as previously discussed, have resulted in (1) additional debt being incurred, which will cause our interest expense to become correspondingly higher, (2) depreciation decreasing as a consequence of purchase accounting adjustments reducing the net book value of our long-lived assets to fair value and (3) an annual monitoring fee being incurred, the total amount of which will be accelerated in connection with this offering. These items will have a consequential impact on the level of expenditures we incur on an ongoing basis.

Backlog

        We provide customers with satellite transponder capacity for contract periods varying from less than one year to 15 years. At March 31, 2005, we had a contractual backlog for future services of $557.6 million, with data/voice and video services representing 43% and 47% of this total, respectively, and the balance relating to Internet-related services. Of our $557.6 million of backlog as of March 31, 2005, approximately $148.2 million related to services to be delivered in the remainder of 2005, $116.8 million in 2006, $83.6 million in 2007, $57.2 million in 2008, $42.3 million in 2009 and $109.5 million in 2010 and thereafter. During the fourth quarter of 2004, we terminated two customers' long-term agreements for non-performance. As a result of these terminations, we reduced our backlog by $103.1 million. Outside of these two exceptional terminations, our historical termination rate for non-performance has been approximately 2% of the value of the then-current backlog. In addition, during 2004, we continued to experience a general downward trend in backlog due to shorter contract durations and lower average new business pricing. This is consistent with recent trends in the industry, in particular when the backlog impact of acquisitions is excluded.

        Of our $557.6 million backlog, which we do not recognize as revenue until we actually perform the services, approximately $512.2 million, or 92%, related to obligations provided under non-cancelable

74

responsibility. Through our owned and partner teleports, we offer access to our global satellite fleet from virtually every region in the world. Our business is characterized by the following key strengths:

Stable and predictable cash flow

        We have a history of strong cash flow generation. Because we have nearly completed our committed capital investment program, anticipate only limited working capital requirements going forward and have a relatively fixed cost structure, we believe we are well positioned to generate strong cash flow to pay dividends to our shareholders and to finance payments on our debt. In addition, the youth of our fleet means that we do not anticipate entering into a replacement capital expenditure cycle until approximately 2010. For the year ended December 31, 2004 and the three months ended March 31, 2005, we generated net cash provided by operating activities of $141.2 million and $37.1 million, respectively.

Young satellite fleet

        At March 31, 2005, we had the youngest of the four global fleets in the FSS industry, based on the average number of years the satellites in each of the global fleets had been in service. We believe the technical characteristics of the satellites we have built and launched to date make our capacity attractive to our customers. These satellites' high-powered transponders enable customers to improve the reliability of their service and transmit larger amounts of information within a given amount of satellite transponder capacity and make it possible for them to use smaller and less expensive ground station antennas. The flexibility of the satellites' designs makes it possible for us to reallocate capacity within regions covered by the satellite to the markets with the greatest demand. The youth of our fleet, and the technical design of the satellites we have procured, help to protect against in-orbit failures and to ensure that these assets are able to continue generating revenues in the future. In addition, our overall reliability is among the highest in the industry, helping to ensure that our customers receive high quality, uninterrupted service. Due to the youth of our fleet, other than NSS-8 (which is currently under construction), we do not anticipate that we will need to begin procuring any replacement satellites until approximately 2010.

Strong revenue visibility and diversity

        At March 31, 2005, we had a contractual backlog for future services of approximately $557.6 million, compared to a backlog of $517.0 million at December 31, 2004. We recognize backlog as revenue when we actually perform the services. We believe that the size and average duration of our contractual backlog will help ensure that our revenues will remain strong and predictable going forward. At December 31, 2004, $166.9 million of our backlog was contracted for receipt in the 12-month period ending December 31, 2005. This allowed us to enter 2005, like each of the years since our inception, with a substantial portion of our anticipated revenues already secured. Approximately $512.2 million, or 92%, of our backlog at March 31, 2005 related to non-cancelable agreements, and those that are cancelable are subject to significant early termination or cancellation fees payable to us.

        Our revenues are well-balanced and diversified across service applications and geographic markets, and therefore are less affected by volatility in demand within individual markets. For the three months ended March 31, 2005, we estimate that we derived 51% of our telecommunication revenues from data services, 34% from video services, 11% from Internet-related services and 4% from voice trunking services. For the same period, we estimate that we derived approximately 31% of our revenues from government services, including data and video services. For the same period, based on the billing addresses of our customers, we derived approximately 40% of our telecommunication revenues from North America, 19% from India, the Middle East and Africa, 20% from Europe, 12% from Latin America and 9% from Asia-Pacific. At March 31, 2005, we served 245 full-time and occasional use customers in more than 80 countries through approximately 431 contracts.

98

Contracts

        As of March 31, 2005, we had approximately 431 active contracts with our customers. Our contracts generally are denominated in U.S. dollars; are non-preemptible and non-cancelable during the term (or allow customers to cancel their commitments only under certain limited conditions and are subject to significant early termination or cancellation fees payable to us); and otherwise contain terms that are generally consistent with industry practice. Although the contracts can be terminated in the event of certain capacity malfunctions, we generally have a cure period to remedy the malfunction or provide alternate capacity.

Backlog

        We provide customers with satellite transponder capacity for contract periods varying from less than one year to 15 years. At March 31, 2005, we had a contractual backlog for future services of $557.6 million, with data and voice services representing 43%, video services representing 47% and Internet-related services representing 10%. Of our $557.6 million of backlog as of March 31, 2005, approximately $148.2 million related to services to be delivered in the remainder of 2005, $116.8 million in 2006, $83.6 million in 2007, $57.2 million in 2008, $42.3 million in 2009 and $109.5 million in 2010 and thereafter. Additionally, of our $557.6 million backlog, which we do not recognize as revenue until we actually perform the services, approximately $512.2 million, or 92%, related to obligations provided under non-cancelable agreements. The remaining backlog relates to preemptible capacity contracts that have cancellation options, subject to the payment of early termination fees by the customers. We cannot rule out the possibility we could face contract terminations arising in the normal course of business or as a result of other market forces.

        As of March 31, 2005, the average remaining duration of our backlog, based on a weighted average basis, was approximately five years. The average remaining duration of our contracts was approximately two years.

Our Satellites

        We currently operate and provide commercial service through a network of five communications satellites positioned in fixed (i.e., station-kept) geosynchronous orbits (NSS-5, NSS-6, NSS-7, NSS-703 and NSS-806). We have one additional satellite, NSS-8, currently under construction, and have also received authorizations from the Dutch government to use certain additional orbital locations for future satellites. During 2002 and 2003, we decommissioned two satellites, NSS-K in 2002 and NSS-513 in 2003, when each reached the end of its operational life.

        For 2004 and the three months ended March 31, 2005, we operated one of the most reliable satellite fleets in the industry, with a 99.9999% fleet-wide satellite availability rate. Our fleet-wide availability rate reflects the percent of time the transponders in our fleet that were configured to provide service were actually available to provide service. To determine this rate, we first calculate the percent of total transponder-hours during which we experienced an outage during a period—i.e., the number of hours the transponders in our fleet that were configured to provide service were unavailable due to an outage, divided by the total number of transponders in our fleet multiplied by the number of hours during the period. Our fleet-wide availability rate is 100% minus the percent of transponder-hours during which we experienced an outage.

        Our satellites are located approximately 22,300 miles (35,700 kilometers) above the earth. We operate all of our satellites in station-kept mode, which means that they maintain their geosynchronous position over the equator within tightly controlled limits (plus or minus .05°). Because of this control, most earth antennas within a satellite's beam can communicate continuously with the satellite without having to track it in orbit.

        Our newest satellites, NSS-6 and NSS-7, as well as our NSS-8 satellite, which is currently under construction, are designed to carry additional and more powerful transponders than the satellites that we inherited from our predecessor at the time of our creation, although to a limited extent our ability to use additional power and frequencies may be constrained by technical and regulatory factors including, for example, those agreed to in relevant coordination agreements. They were also designed to provide better connectivity and to allow for more operational flexibility than our inherited satellites.

105

New Skies Investments S.a.r.l. and Subsidiaries

Consolidated Balance Sheets

(In thousands of U.S. dollars, except share data)

	Predecessor	Successor
			March 31, 2005
	December 31, 2003	December 31, 2004
			Actual	Pro forma
			(unaudited)	(unaudited)
				(Note 1)
Assets
Current assets
Cash and cash equivalents	$23,253	$37,974	$36,741	$36,741
Trade receivables (including trade receivables from shareholders totaling $17,954 as of December 31, 2003 less: allowance for doubtful accounts of $7,845, $7,262 and $7,308 (unaudited) as of December 31, 2003 and 2004 and March 31, 2005, respectively)	41,870	36,371	37,775	37,775
Prepaid expenses and other assets	14,782	10,591	12,364	12,364

Total current assets	79,905	84,936	86,880	86,880
Communications, plant and other property, net (Note 4)	1,026,580	895,906	706,838	706,838
Deferred tax assets (Note 6)	8,748	17,362	16,526	16,526
Debt issuance costs and other assets	603	32,109	27,616	27,616
Restricted cash (Note 14)	—	—	30,000	30,000

TOTAL ASSETS	$1,115,836	$1,030,313	$867,860	$867,860

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	16,504	28,381	27,285	27,285
Accrued interest	—	4,880	12,985	12,985
Income taxes payable	32,346	20,480	19,318	19,318
Deferred tax liabilities (Note 6)	1,014	10,848	9,972	9,972
Deferred revenues and other liabilities	8,138	21,031	21,774	21,774
Satellite performance incentives	6,429	6,332	5,843	5,843
Dividend payable	—	—	—	71,060

Total current liabilities	64,431	91,952	97,177	168,237
Deferred revenues and other liabilities	7,888	10,224	8,492	8,492
Satellite performance incentives	41,727	30,597	29,438	29,438
Long-term debt (Note 7)	—	745,000	656,160	656,160
Preferred equity securities subject to mandatory redemption (Note 8)	—	164,327	84,514	84,514

Total liabilities	114,046	1,042,100	$875,781	$946,841

Shareholders' equity (deficiency) (Note 9)
Predecessor
Governance preference shares (227,530,000 shares authorized, par value €0.05; none issued)	—	—	—	—
Cumulative preferred financing shares (22,753,000 shares authorized, par value €0.05; none issued)	—	—	—	—
Ordinary Shares (204,777,000 shares authorized, par value €0.05; 117,668,652 shares issued as of December 31, 2003)	5,431	—	—	—
Additional paid-in capital	926,109	—	—	—
Successor
Ordinary Shares (57,142 shares authorized, par value $35.00; 43,312 and 44,557 (unaudited) shares issued as of December 31, 2004 and March 31, 2005, respectively)	—	1,516	1,559	1,559
Additional paid-in capital	—	—	3,534	3,534
Retained earnings (accumulated deficit)	67,854	(13,973)	(13,584)	(84,644)
Unearned compensation	(179)	—	—	—
Accumulated other comprehensive income	2,575	670	570	570

Total shareholders' equity (deficiency)	1,001,790	(11,787)	(7,921)	(78,981)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,115,836	$1,030,313	$867,860	$867,860

        See notes to consolidated financial statements.

F-3

14. Subsequent Events—(Continued)

The entire purchase price, including $30.0 million that has been placed in escrow, will be paid as satellite performance incentives, subject to satisfactory performance of the satellite during its contractual design life, and the Company will provide commercially reasonable security to Boeing with respect to unpaid incentives.

        In February 2005, the Company used the proceeds of the milestone construction payment refund, along with cash on hand, to pay down $88.8 million under the term loan facility and to repay $88.0 million of the preferred equity certificates owned by the existing shareholders. The Company also entered into an amendment to the senior secured credit agreement providing the ability to increase the revolving credit facility from $75.0 million to $125.0 million.

        The Company's senior secured credit agreement was amended (effective upon the consummation of the IPO) to allow for the payments of dividends by New Skies Satellites B.V. and New Skies Holding B.V. of up to $65.0 million for 2005 and annual dividends thereafter in an amount equal to 1.05% of the amount permitted to be paid in the immediately preceding fiscal year. Such dividends will only be permitted so long as no Default or Event of Default exists and so long as the Total Leverage Ratio is less than or equal to 4.8x at the time of payment. The amount of dividends available will be reduced by any amount used to make upstream loans from New Skies Satellites B.V. or to prepay or make payments on existing investor financing into New Skies Satellites B.V.

        Pursuant to the amendment to the senior secured credit agreement, the amounts allowed for additional dividends increased (i) from $95.0 million to $100.0 million (to allow for the dividend to be paid in connection with the amended NSS-8 agreement, as discussed above) and (ii) from $10.0 million to $20.0 million, increasing to $30.0 million if the Total Leverage Ratio is equal to or less than 5.0x.

        On February 17, 2005, the Company entered into a capacity restoration framework agreement that will result in the generation of additional revenues for the Company in 2005 and beyond. Under this agreement, the Company will provide, to certain of Intelsat's customers, telecommunication services on one of the Company's satellites and, in so doing, will provide a restoration service for these customers' transmissions. The agreement also creates a framework under which Intelsat may be requested to restore the Company's services in the event of a significant failure or failures to one of the Company's satellites.

        On February 25, 2005, New Skies Investments S.a.r.l. issued and indirectly sold 1,245 shares of common stock, 125,608 preferred equity certificates and 6,972 convertible preferred equity certificates to New Skies (Cayman) Ltd., which is owned by the six members of the Company's executive management committee, for approximately $4.7 million, or $35 per share. Although consistent with the price the investment funds affiliated with The Blackstone Group had paid for their investment in New Skies Investments S.a.r.l., the fair value of the common stock, preferred equity certificates and convertible preferred equity certificates, as determined by using commonly applied valuation methodologies, including discounted cash-flow techniques and analyzing comparable quoted companies and recent transactions in the fixed satellite services sector, was $3.5 million higher than the price paid for them. As a consequence, the Company recorded a stock-based compensation charge of $3.5 million in the first quarter of 2005.

        On March 2, 2005, the Company reached an agreement with SES Global affiliates relating to certain orbital slot coordination matters. Under the terms of the agreement, the Company agreed not to bring a satellite into use at the Company's 105 degrees west longitude orbital location in order to ensure that SES Global will be able to operate its satellite without interference. In return, SES Global will make a one-time payment to the Company of $10.0 million. Both parties also committed to negotiate resolution of long-standing issues regarding satellite operations in the Atlantic Ocean region.

F-26

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New Skies Satellites Holdings Ltd. Unaudited Pro Forma Condensed Consolidated Balance Sheet
New Skies Investments S.a.r.l. and Subsidiaries Consolidated Balance Sheets (In thousands of U.S. dollars, except share data)